EXHIBIT  99.8

                             COMPENSATION AGREEMENT

THIS AGREEMENT ("AGREEMENT") DATED JANUARY 29, 2004 IS BY AND BETWEEN FTS GROUP, INC. (THE "COMPANY"), A NEVADA CORPORATION LOCATED AT AND W. SCOTT MCBRIDE, DAVID RASUMSSEN, JAMES H. GILLIGAN AND SCOTT GALLAGHER (COLLECTIVELY, THE "BOARD MEMBERS").

WHEREAS,  the  Company  is  a  publicly  traded  company.
WHEREAS, each Board Member has served the Company in the capacity of Director. WHEREAS, the Company has obtained the benefits of Board Member's experience and know-how.
NOWTHEREFORE  in  consideration  of the foregoing, the parties agree as follows:


SECTION  1.               SERVICES  RENDERED
                          ------------------

The Board Members have provided services as directors to the Company for the forth quarter of 2002 and the four quarters of 2003.

SECTION  2.               COMPENSATION
                          ------------

Pursuant to the Company's plan to compensate its directors, the Company had agreed to pay each director $2,000 per quarter in cash or stock at the Company's discretion.
The Company has elected to pay the Board Members in stock for the last quarter of 2002 and the four quarters in 2003.
As a result, the Company will issue each Board Member 62, 500 shares of its common stock for five quarters of service to the Company. The total number of shares of common stock issued pursuant to this Compensation Agreement will be 250,000.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date and year first above written.


FTS  Group,  Inc.

/s/  Scott  Gallagher           Chairman  of  the  Board,       January 29, 2004
-----------------------         Chief  Executive  Officer,
Scott  Gallagher                President  and  Director


/s/  James  H.  Gilligan           Director                     January 29, 2004
-----------------------
James  H.  Gilligan



/s/  David Rasmussen               Director                     January 29, 2004
-----------------------
W.  David  Rasmussen